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Exhibit 12

Sea Containers Ltd. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	1999	2000	2001	2002	2003
	(in thousands, except ratios)
Earnings before minority interests and income taxes	$66,654	$59,146	$22,656	$59,834	$120,682
Equity in undistributed earnings of unconsolidated companies	(23,804)	(22,653)	(26,565)	(18,698)	(33,599)
Add back dividends received	513	585	103	86	358

Total earnings / (losses) before income taxes	$43,363	$37,078	$(3,806)	$41,222	$87,441

Fixed charges:
Interest	$124,043	$141,959	$128,923	$130,831	$100,067
Amortization of finance costs	5,043	5,659	5,787	5,020	4,530

Total interest	129,086	147,618	134,710	135,851	104,597
Interest factor of rent expense	105,349	87,933	83,061	56,569	71,888

Total fixed charges	234,435	235,551	217,771	192,420	176,485
Capitalized interest	(1,928)	(1,365)	(1,815)	(1,168)	—

Fixed charges (excluding capitalized interest)	$232,507	$234,186	$215,956	$191,252	$176,485

Earnings before fixed charges (excluding capitalized interest) and income taxes	$275,870	$271,264	$212,150	$232,474	$263,926

Ratio of earnings to fixed charges	1.2	1.2	1.0	1.2	1.5

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  Exhibit 12